Exhibit 99.1

For Immediate Release

VIÑA CONCHA Y TORO REPORTS
FOURTH QUARTER AND FULL YEAR 2012 RESULTS

Santiago, Chile, March 26, 2013 - Viña Concha y Toro S.A. (“The Company” or “Concha y Toro”) (NYSE: VCO, Chile: Conchatoro), announced today its consolidated financial results, stated under IFRS, for the fourth quarter and twelve-month period ended December 31, 2012. US dollar figures (US$), except export figures, are based on the exchange rate effective December 31, 2012 (US$1.00=Ch$479.96).

Highlights 4Q 2012 v. 4Q 2011

•  Total sales rose by 7.1%.
•  Bottled Chilean Exports increased 10.5% by value and 15.3% by volume, totaling Ch$85,642 (US$178.4 million) and 5,875,014 cases.
•  Bottled wine domestic sales in Chile decreased 3.5% by value and 2.5% by volume.
•  Chilean Domestic Market – New Business increased 21.0% to Ch$9,660 million (US$20.1 million).
•  Ebitda decreased 4.8% to Ch$15,376 million (US$32.0 million). Ebitda margin was 11.4%.

Highlights 2012 v. 2011

•  Total sales rose by 6.6%.
•  Bottled Chilean Exports increased 4.6% by value and 2.1% by volume, totaling Ch$273,707 (US$570.2 million) and 19,040,172 cases.
•  Bottled wine domestic sales in Chile decreased 0.7% by value and 4.9% by volume.
•  Chilean Domestic Market – New Business increased 14.5% to Ch$28,391 million (US$59.2 million).
•  Ebitda decreased 9.1% to Ch$53,680 million (US$111.8 million). Ebitda margin was 11.9%.

Summary

In the fourth quarter of 2012 our net sales grew by 7.1%. We highlight the growth of the Chilean exports of 10.5% despite the uncertainty in the economies in general. This growth was mainly driven by Asia and Central America (and Caribbean) which grew 37.3% and 18.6% in volumes during the quarter.

In the domestic market, bottled wine volumes decreased by 2.5% and sales dropped by 3.5% in this quarter against the same period last year. The premium (and above) wines have continued to grow; they grew 7.0% in volume in 4Q12.

During the quarter Fetzer represented a 11.2% of our total sales, and 8.6% of the total bottled volume sold, Fetzer volumes increased 13.5% against the same quarter last year.

Our business in Argentina is consistent with its trend towards increasing its prices in order to enhance the profitability of the operation. Consequently, volumes have declined both in the domestic market and in the export market.

The net income attributable to owners of the company for the quarter decreased 64.9% to Ch$8,547 million (US$17.8 million) from Ch$24,331 million (US$50.7 million) in 4Q11. This is explained due the payment of the Earthquake Insurance, that payment made an increase in the net income of Ch $15,644 million after taxes in 4Q11.

In the quarter the EBITDA decreased 4.8% totaling Ch$15,376 million, this decrease is explained by the appreciation of the Chilean peso against some export currencies and increases of SG&A related to new foreign subsidiaries in order to have the structure that will support the future growth.

In the twelve month period ended December 31, the EBITDA decreased 9.1% to Ch$53,680 million, this decrease was also affected by a higher cost of wine faced in the first half of the year and increases of SG&A related to new foreign subsidiaries to face the growth that the Company expects, 50% of the SG&A increase was related to that concept.

Fourth Quarter 2012 Results

Total Revenues

Company revenues increased 7.1% in the fourth quarter totaling Ch$134,814 million (US$280.9 million). This is mainly explained by the increase in the exports from Chile and the Domestic Market – New Business category.

Table 1
Total Revenues
(in Ch$ millions)

	4Q12	4Q11	Change (%)	2012	2011	Change (%)
Chile Export sales⁽¹⁾	85,954	77,478	10.9%	274,269	261,665	4.8%
Chile Domestic sales–wine	16,005	17,051	-6.1%	61,673	62,896	-1.9%
Chile Domestic sales–new business	9,660	7,984	21.0%	28,391	24,795	14.5%
Argentina exports⁽²⁾	3,957	3,845	2.9%	16,642	16,669	-0.2%
Argentina domestic	1,893	2,300	-17.7%	7,491	7,817	-4.2%
U.S.A. (Fetzer)⁽²⁾	15,149	15,193	-0.3%	53,402	40,874	30.6%
Other revenues	2,196	1,986	10.6%	8,676	8,019	8.2%

Table 2
Sales of Bottled Wine

		4Q12	4Q11	Change (%)	2012	2011	Change (%)
Sales (in Ch$ million)
Chile Export Markets⁽¹⁾		85,642	77,478	10.5%	273,707	261,592	4.6%
Chile Domestic Market - wine		15,905	16,486	-3.5%	61,573	61,998	-0.7%
Chile Domestic Market - new business		9,660	7,984	21.0%	28,391	24,795	14.5%
Argentina Exports⁽²⁾		3,957	3,845	2.9%	16,642	16,669	-0.2%
Argentina Domestic		1,612	2,141	-24.7%	6,851	7,462	-8.2%
U.S.A. (Fetzer)⁽²⁾		15,133	15,193	-0.4%	53,337	40,610	31.3%
Total Sales		131,909	123,127	7.1%	440,501	413,127	6.6%
Volume (thousand liters)
Chile Export Markets⁽¹⁾		52,875	45,871	15.3%	171,362	167,901	2.1%
Chile Domestic Market - wine		15,541	15,946	-2.5%	61,934	65,119	-4.9%
Argentina Exports ⁽²⁾		2,683	2,407	11.5%	11,013	11,755	-6.3%
Argentina Domestic		1,181	1,494	-20.9%	5,311	6,107	-13.0%
U.S.A. (Fetzer)⁽²⁾		6,769	5,964	13.5%	22,144	16,040	38.1%
Total Volume		79,049	71,683	10.3%	271,765	266,922	1.8%
Average Price (per liter)	Currency
Chile Export Markets	US$	3.39	3.30	2.8%	3.29	3.22	2.3%
Chile Domestic Market - wine	Ch$	1,023.4	1,033.9	-1.0%	994.2	952.1	4.4%
Argentina Exports	US$	3.09	3.12	-1.1%	3.11	2.94	5.9%
Argentina Domestic	US$	2.86	2.80	2.0%	2.66	2.52	5.4%
U.S.A. (Fetzer)	US$	4.68	4.97	-5.9%	4.96	5.21	-4.8%

(1) Export sales include exports to third parties and sales of the Company’s distribution subsidiaries (UK, Nordics, Brazil, Singapore and Mexico).
(2) This figure includes sales volume of company’s distribution subsidiaries.

Export Revenues
Bottled export sales, which considers exports from Chile and the sales of our distribution subsidiaries1 (UK, Nordics, Brazil, Singapore and Mexico) rose 10.6% to Ch$87,048 million as compared to Ch$78,671 million in 4Q 2011. This increase was driven by an increase of 15.5% in volume, totaling 5,997,026 cases; and partially affected by the appreciation of the Chilean peso against some export currencies, which in the quarter was a 6.8% against the US dollar, 4.7% against the sterling pound and 10.2% against the Euro.

Graph 1
Export Volume by Region
(Considers Chilean Exports, Argentinian Exports and sales of Company’s distribution subsidiaries)
4th Quarter 2012

•   Bottled Wine Sales - Volume:

Bottled export sales, which considers exports from Chile and the sales of our distribution subsidiaries rose by 15.5% in volume. Sales volumes in Asia rose by 37.3%, Continental Europe increased by 6.2%, South America increased by 12.0% and sales of our UK subsidiary (which represented 29.2% of the export volume of the Company in the quarter and 28.0% if we include the exports from Argentina) rose by 9.2%. Central America and Caribbean increased by 18.6% in volume in the quarter, Africa and Others rose 55.6% and sales volumes in Canada increased by 5.4%. Volumes exported to US rose by 31.2%.
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1 In 4Q2012 Trivento and Fetzer sold Ch$575 million and Ch$830 million, considering 34,895 and 87,118 cases through the Company’s distribution subsidiaries, respectively. In 4Q2011 this figures were Ch$451 million and Ch$742 million, and 32,763 and  62,890 cases for Trivento and Fetzer, respectively.

Domestic Sales, Chile
Bottled domestic wine sales decreased 3.5% to Ch$15,905 million in 4Q12, from Ch$16,486 million in 4Q11, following a 2.5% decrease in volume and a 1.0% decrease in the average price. Domestic market bottled wine sales by volume totaled 15.5 million liters in the quarter. The 2.5% decrease in volume reflects a decrease in the generic category of 2.5% and increases in the Premium (and above) categories, of 7.0% in this category as a whole. Premium (and above) categories represented 8.0% of the domestic volume and 27.7% of the domestic value.

Concha y Toro is still leading the domestic market, according to AC Nielsen’s figures, for the twelve-month period ended December 2012, Concha y Toro’s market share was 29.6%.

Chile Domestic Sales-new business
Domestic sales of new business, carried out by the domestic distribution subsidiary Comercial Peumo, including premium beer and liquors totaled Ch$9,660 million, a 21.0% increase from the same quarter last year.

Argentine Operations
Revenues from the Argentine operation decreased 4.8% to Ch$6,506 million as a result of a 2.9% increase in exports and a 17.7% decrease in domestic sales.

For the quarter, total Argentine exports of bottled wine totaled 298,061 cases, an increase of 11.5% over 4Q11. The average price in US$ terms decreased 1.1% in the quarter.

On the domestic side, sales in Argentina by volume decreased 20.9% to 131.217 cases. The average price in US$ terms increased 2.0% in the quarter.

U.S.A (Fetzer)
In 4Q12 Fetzer bottled wine sales totaled Ch$15,133, showing a 0.4% decrease from 4Q11. Fetzer volumes totaled 752,153 cases showing a 13.5% increase. In the quarter total wine sales of Fetzer represented 11.2% of our total sales, and 8.6% of our total volume of bottled wines.

Other Revenues
Other revenues, comprising fees for bottling services and sales of fruit totaled Ch$2,196 million.

Cost of Sales
For the quarter, the total cost of sales rose 8.4% to Ch$91,048 million from Ch$83,955 million in 4Q11. The cost of sales as a percentage of total sales increased to 67.5% from 66.7%.

The gross margin decreased to 32.5% from 33.3%. This figure was highly affected by the appreciation of the Brazilian Reais and the Euro which depreciated against the Chilean peso 18.4% and 10.2%, respectively.

Selling, General and Administrative Expenses
Selling, General and Administrative Expenses (Distribution costs and Administrative expenses) increased 7.8% to Ch$33,428 million in 4Q12 compared to Ch$31,001 million in 4Q11. As a percentage of sales, SG&A increased to 24.8% from 24.6% in 4Q11.

EBIT
EBIT (Gross Revenue, less Distribution cost and Administrative expenses) decreased 5.0% to Ch$10,338 million in 4Q12 compared to Ch$10,881 million in 4Q11. The EBIT margin as a percentage of sales decreased to 7.7% from 8.6% in 4Q11. This decrease is explained by the appreciation of the Chilean peso against some export currencies and increases of SG&A related to new foreign subsidiaries.

Other Results by Function
The Other Results by Function (Other income, Other expenses, Financial Income, Financial Expenses, Participation of associates, Exchange differences and Expense by adjustment units) showed a gain of Ch$936 million as compared to a gain of Ch$19,728 million in 4Q2011. This is mainly explained due the payment of the Earthquake Insurance, that payment made an increase in the non-operational income of Ch $19,555 million in 4Q11.

Regarding to the Exchange difference, the company continued with its policy of exchange rate hedging and fixing strategy to its exports, and the profit for this concept in 4Q12 was Ch$2,893 million, an increase of 33.9% against 4Q 2011.

Financial expenses increased 23.4%, financial expenses in 4Q12 were Ch$2,643 million and in 4Q11, Ch$2,142 million.

As of December 31, 2012, net financial debt (this is excluding cash and cash equivalent) was Ch$213,849 million, representing an increase of Ch$4,068 million as compared to the net financial debt for December 31, 2011.

Net Income and Earnings per Share (EPS)
The net income attributable to owners of the company for the quarter decreased 64.9% to Ch$8,547 million (US$17.8 million) from Ch$24,331 million (US$50.7 million) in 4Q11. This is mainly explained due the payment of the Earthquake Insurance, that payment made an increase in the net income of Ch $15,644 million after taxes in 4Q11.

Based on 747,005,982 weighted average shares, Concha y Toro’s earnings decreased to Ch$11.4 per share from Ch$32.6 in the 4th quarter 2011.

12-months 2012 Results

Total Revenues
Total revenues for 2012 increased 6.6% to Ch$450,545 million (US$938.7 million). This is mainly explained by the increase in the export sales, the increase in our sales of other products in Chile (liquors, and premium beers) and the acquisition of Fetzer in April 2011.

Export revenues
Export sales, which considers exports from Chile and the sales of our distribution subsidiaries2 (UK, Nordics, Brazil, Singapore and Mexico) rose by 5.8% totaling Ch$280,184 million in 2012 as compared to Ch$264,865 million in 2011. This increase was driven by an increase of 3.1% in volume, totaling 19,493,009 cases; and partially affected by the appreciation of the Chilean peso against some export currencies, which in the quarter was a 0.9% against the sterling pound, 7.4% against the Euro, against the US dollar, the Chilean peso depreciated 0.01%.

Graph 2
Export Volume by Region (Considers Chilean Exports, Argentinian Exports and sales of Company’s distribution subsidiaries) 2012

•   Bottled Wine Sales – Volume:

Export sales volume, which considers exports from Chile and the sales of our distribution subsidiaries (UK, Nordics, Brazil, Singapore and Mexico)2 increased 3.1%. In this period we highlight the growth achieved in Asia, which grew 21.2%. Sales of our UK subsidiary (which represented 28.2% of the export volume of the Company in the period and 26.8% if we include the exports from Argentina) grew 8.5%, sales volume in Continental Europe increased 3.1%. South America, Central America and Caribbean dropped by 5.4%, and 7.0% respectively. Africa and Canada increased by 1.8% an 0.5%, respectively. U.S. decreased 5.2%, this decrease in U.S. is a consequence of the company strategy of price increases and mix improvement towards the premiumization of the portfolio.
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2 In 2012 Trivento and Fetzer sold Ch$2,464 million and Ch$4,013 million, considering 168,131 and 284,707 cases through the Company’s distribution subsidiaries, respectively. In 2011 this figures were Ch$2,163 million and Ch$1,110 million, and 164,633 and  84,660 cases for Trivento and Fetzer, respectively.

Domestic Sales, Chile
Bottled domestic wine sales in Chile decreased 0.7% in value to Ch$61,573 million in 2012, from Ch$61,998 million in 2011, following a 4.9% decrease in volume and a 4.4% increase in the average price. The volume of bottled wine sales on the domestic market totaled 61.9 million liters, the price per liter reached Ch$994.2.

Chile Domestic Sales-new business
Domestic sales of new business, carried out by the domestic distribution subsidiary Comercial Peumo, including premium beer and liquors, totaled Ch$28,391 million. The 14.5% increase in this category follows the increase in overall sales following the incorporation of the Diageo liquor portfolio since May 2009 and the distribution of premium beer.

Argentine Operations
Revenues from our Argentine business decreased 1.4% to Ch$24,133 million following a 0.2% decrease in exports and a decrease of 4.2% in domestic sales. This situation is partly driven by the increases in the average price of exports and domestic market of 5.9% and 5.4% respectively in US dollars, as a consequence of the repositioning of the brand in higher price points. For the 2012, Trivento’s exports of bottled wine totaled 1,223,706 cases with a 6.3% volume decrease from 2011.

Domestic bottled wine sales in the Argentine market totaled Ch$6,851 million and 590,132 cases, decreasing 8.2% in value and 13.0% in volume.

U.S.A (Fetzer)
In 2012 Fetzer bottled sales totaled Ch$53,337 considering 2,460,480 cases. In the period Fetzer total wine sales represented 11.9% of our total sales, and 8.1% of our total volume of bottled wines.

Other Revenues
Other revenues increased 8.2% to Ch$8,676 million.

Cost of Sales
For the period, the total cost of sales rose 8.1% to Ch$302,963 million from Ch$ 280,157 million in full year 2011. Cost of sales as a percentage of total sales increased to 67.2% from 66.3%.

The gross margin moved to 32.8% from 33.7%.

Selling, General and Administrative Expenses
Selling, General and Administrative Expenses (Distribution costs and Administrative expenses) increased 10.1% to Ch$111,590 million. As a percentage of revenues, SG&A increased to 24.8% from 24.0% in 2011.

EBIT
EBIT (Gross Revenue less Distribution cost and Administrative expenses) decreased 12.7% to Ch$35,992 million compared to the Ch$41,211 million in 2011. As a percentage of sales, the EBIT margin decreased to 8.0% to from 9.7%.

Other Results by Function
The Other Results by Function (Other income, Other expenses, Financial Income, Financial Expenses, Participation of associates, Exchange differences and Expense by adjustment units) result showed a gain of Ch$4,777 million as compared to a gain of Ch$22,313 million in 2011. This is mainly explained due the payment of the Earthquake Insurance, that payment made an increase in the non-operational income of Ch $19,555 million in 4Q11.

In terms of the Exchange difference, the company continued with its policy of exchange rate hedging and fixing strategy to its exports, and the profit for this concept in 2012 was Ch$10,565 million.

Financial expenses increased 39.2% due the debt increase to acquire Fetzer in April 2011, financial expenses in 2012 were Ch$8,792 million and in 2011, Ch$6,316 million.

As of December 31, 2012, net financial debt (this is excluding cash and cash equivalent) was Ch$213,849 million, representing an increase of Ch$4,068 million as compared to the net financial debt for December 31, 2011.

Net Income and Earnings per Share (EPS)

The net income attributable to owners of the company for period decreased 40.5% to Ch$ 30,022 million from Ch$50,482 million. This is mainly explained due the payment of the Earthquake Insurance, that payment made an increase in the net income of Ch $15,644 million after taxes in 4Q11, and was also affected by the increase in the Tax rate applied by the Chilean Government, which increased it to 20% from 18.5%, the net effect in the results were Ch$2.282 million, which includes Ch$1,133 related to the revaluation of some proprieties, this Ch$1,133 are once only.

Concha y Toro’s EPS decreased to Ch$ 40.2 per share from Ch$ 67.6 in 2011.

Balance Sheet

Assets

As of December 31, 2012, the Company’s consolidated assets totaled Ch$858,552 million (US$1,789 million) and were Ch$ 84,421 million (US$ 175.9 million) higher than the figure reported a year earlier, mainly due higher inventories and accounts receivable.

Liabilities

As of December 31, 2012, net financial debt (this is excluding cash and cash equivalent) was Ch$213,849 million, representing an increase of Ch$4,068 million as compared to the net financial debt for December 31, 2011.

* * * * *

About Viña Concha y Toro
Viña Concha y Toro is South America’s leading wine producer whose products are distributed in 135 countries.  Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Amelia, Terrunyo, Marqués de Casa Concha, Trio, Casillero del Diablo, Sunrise and Frontera.  The Company cultivates around 9,133 hectares of vineyards in Chile, 1,154 hectares in Argentina and 463 in the U.S.

Viña Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol “Conchatoro”.  In 1994, it became the first winery in the world to list on the New York Stock Exchange, under the ticker symbol “VCO”. The Company has 3,561 employees and is headquartered in Santiago, Chile.

Forward Looking Statements
This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as "anticipate", "continue", "estimate", "expect", "intend", "may", "believe" and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company's filings with the Securities and Exchange Commission.

Viña Concha y Toro S.A.
Consolidated Income Statement
In thousand Chilean pesos

STATEMENT OF INCOME BY FUNCTION	4Q2012 Th. Ch$	4Q2011 Th. Ch$	Change %	2012 Th. Ch$	2011 Th. Ch$	Change %
Income from ordinary activities	134,813,609	125,837,079	7.1%	450,544,557	422,735,429	6.6%
Cost of sales	(91,047,790)	(83,954,740)	8.4%	(302,963,228)	(280,156,889)	8.1%

Gross Revenue	43,765,819	41,882,339	4.5%	147,581,329	142,578,540	3.5%

Other income by function	303,489	19,748,423	-98.5%	1,296,593	19,968,835	-93.5%
Selling, General and Administrative Expense	(33,427,759)	(31,000,992)	7.8%	(111,589,682)	(101,367,937)	10.1%
Other expenses by function	(515,630)	(446,374)	15.5%	(1,124,236)	(1,033,162)	8.8%
Financial income	393,499	55,791	605.3%	1,108,530	379,672	192.0%
Financial expenses	(2,643,338)	(2,141,752)	23.4%	(8,792,445)	(6,315,807)	39.2%
Participation in income (loss) of associates and joint-ventures recorded using the equity method	789,685	506,762	55.8%	2,697,187	2,031,073	32.8%
Exchange differences	2,892,545	2,159,984	33.9%	10,564,798	8,039,442	31.4%
Income/expense by adjustment units	(283,734)	(154,446)	83.7%	(973,542)	(757,474)	28.5%

Income before tax	11,274,576	30,609,735	-63.2%	40,768,532	63,523,182	-35.8%
Income tax expense	(2,477,178)	(6,278,723)	-60.5%	(10,465,482)	(13,040,792)	-19.7%

Income	8,797,398	24,331,012	-63.8%	30,303,050	50,482,390	-40.0%

Income attributable to owners of the company	8,546,531	24,331,023	-64.9%	30,021,933	50,482,390	-40.5%
Income attributable to non-controling interests	250,867	(11)	-	281,117	0	-

EBITDA	15,376,106	16,148,529	-4.8%	53,680,114	59,058,657	-9.1%
Gross Revenue	43,765,819	41,882,339	4.5%	147,581,329	142,578,540	3.5%
Selling, General and Administrative Expense	(33,427,759)	(31,000,992)	7.8%	(111,589,682)	(101,367,937)	10.1%
Depreciation	4,812,310	5,043,401	-4.6%	16,777,008	16,977,444	-1.2%
Amortization	225,736	223,781	0.9%	911,459	870,610	4.7%

Because for the company matters the selling price in Chilean peso, if we include the “Exchange Differences” in the EBITDA, this figure for 4Q12 it would be Ch$18.269 million, a 0.2% lower than 4Q11; and in 2012 the figure would be Ch$62.245 million which shows a 4.3% decrease from 2011.

Viña Concha y Toro S.A.
Consolidated Balance Sheet
In thousand Chilean pesos

	As of	As of
	Dec 31, 2012	Dec 31, 2011
Assets

Cash and cash equivalents	58,876,331	20,855,397
Inventories	192,199,415	173,973,666
Accounts receivable	146,961,822	131,111,418
Biological current assets	14,497,073	12,407,775
Other current assets	37,531,687	34,135,447
Total current assets	450,066,328	372,483,703

Property, plant & equipment, net	257,672,949	259,664,661
Biological fixed assets	64,537,068	61,839,636
Other fixed assets	15,477,570	13,209,787
Other assets non current	70,797,735	66,932,523
Total non current assets	408,485,322	401,646,607
Total assets	858,551,650	774,130,310

Liabilities
Loans and other liabilities	103,139,210	52,921,462
Other current liabilities	124,875,970	114,936,574
Total current liabilities	228,015,180	167,858,036

Loans and other liabilities	169,586,261	177,715,101
Other non current liabilities	36,500,235	30,053,209
Total non current liabilities	206,086,496	207,768,310

Total Liabilities	434,101,676	375,626,346

Equity
Paid-in-capital	84,178,790	84,178,790
Retained earnings	326,929,352	310,204,731
Other reserves	12,768,637	3,828,041
Net equity attributable to parent comp. shareholders	423,876,779	398,211,562
Minority Interest	573,195	292,402
Total Equity	424,449,974	398,503,964
Total Equity and Liabilities	858,551,650	774,130,310